UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30219E103

(CUSIP Number)

R. Cabell Morris Jr., Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person 1981 Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14	Type of Reporting Person OO

(1) Calculated based on 84,246,417 shares of the Common Stock, $0.01 par value, of Express, Inc., outstanding as of May 31, 2014, as reported in Express, Inc.’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14	Type of Reporting Person PN

(1) Calculated based on 84,246,417 shares of the Common Stock, $0.01 par value, of Express, Inc., outstanding as of May 31, 2014, as reported in Express, Inc.’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14	Type of Reporting Person PN

(1) Calculated based on 84,246,417 shares of the Common Stock, $0.01 par value, of Express, Inc., outstanding as of May 31, 2014, as reported in Express, Inc.’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 84,246,417 shares of the Common Stock, $0.01 par value, of Express, Inc., outstanding as of May 31, 2014, as reported in Express, Inc.’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14	Type of Reporting Person IN

(1) Calculated based on 84,246,417 shares of the Common Stock, $0.01 par value, of Express, Inc., outstanding as of May 31, 2014, as reported in Express, Inc.’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2014.

CUSIP No. 30219E103	SCHEDULE 13D

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Express, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Express Drive, Columbus, Ohio 43230.

As of June 12, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 8,300,000 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock of the Issuer.

Item 2.  Identity and Background

(a), (f)              This statement is being filed by:

(i)                                     1981 Investments LLC, a Delaware limited liability company (“1981 Investments”);

(ii)                                  Sycamore Partners II, L.P., a Cayman Islands limited partnership (“Sycamore Fund”);

(iii)                               Sycamore Partners II GP, L.P., a Cayman Islands limited partnership (“Sycamore II GP”);

(iv)                              Sycamore Partners II GP, Ltd., a Cayman Islands company (“Sycamore II Ltd.”); and

(v)                                 Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny”, and together with 1981 Investments, Sycamore Fund, Sycamore II GP and Sycamore II Ltd., the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of June 12, 2014, a copy of which is attached hereto as Exhibit 99.1.

(b)                                 The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019. The telephone number of each of the Reporting Persons is (212) 796-8500.

(c)                                  1981 Investments’ principal business is investing in public equity opportunities on behalf of certain funds affiliated with the Reporting Persons.

Sycamore Fund is a private equity fund whose principal business is investing in securities, businesses and companies.

Sycamore II GP’s principal business is serving as general partner to Sycamore Fund and affiliated funds.

Sycamore II Ltd.’s principal business is serving as the general partner of Sycamore II GP.

The principal occupation of Mr. Kaluzny is serving as a director of Sycamore II Ltd. and managing member or managing director of affiliated entities.

Each of 1981 Investments, Sycamore Fund, Sycamore II GP, Sycamore II Ltd. and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by 1981 Investments. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As of June 12, 2014, 1981 Investments had invested approximately $106.2 million (inclusive of brokerage commissions) to purchase the 8,300,000 shares of Common Stock it owns. 1981 Investments indirectly obtained such funds through capital contributions made by investors in the Sycamore Fund.

Item 4.  Purpose of Transaction

On June 12, 2014, Sycamore Partners (“Sycamore”) sent a letter (the “June 12 Letter”) to the Board of Directors of the Issuer pursuant to which Sycamore expressed its interest, with the cooperation of the Issuer’s Board of Directors, in performing confirmatory due diligence to determine a definitive valuation of the Issuer in order to submit a binding, fully financed proposal to acquire all of the remaining common stock of the Issuer not owned by Sycamore.  Any proposal to acquire the Issuer would be subject to the terms and conditions specified in the June 12 Letter, including without limitation, completion of confirmatory due diligence, execution and delivery of a definitive acquisition agreement, obtaining debt financing commitments and obtaining the necessary approval under the Hart-Scott-Rodino Act.  The foregoing description of the June 12 Letter is qualified in its entirety by reference to the full text of the June 12 Letter, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Reporting Persons will seek to engage with representatives of the Issuer and its advisors to discuss the proposal set forth in the June 12 Letter.  In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2014, there were 84,246,417 shares of the Common Stock outstanding as of May 31, 2014.

Based on the foregoing, as of June 12, 2014, the Reporting Persons collectively may be deemed to beneficially own 8,300,000 shares of the Common Stock, which represents approximately 9.9% of the shares of the Common Stock issued and outstanding. Such 8,300,000 shares of the Common Stock (the “Subject Shares”) are directly owned by 1981 Investments.

Each of Sycamore Fund, Sycamore II GP, Sycamore II Ltd., and Mr. Kaluzny, in their respective capacities as (i) the sole member of 1981 Investments, (ii) the general partner of Sycamore Fund, (iii) the general partner of Sycamore II GP and (iv) the director of Sycamore II Ltd., respectively, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c)                                  Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons.  Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)                                 No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of June 12, 2014, among 1981 Investments LLC, Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter from Sycamore Partners to the Board of Directors of Express, Inc., dated June 12, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2014

1981 INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Chief Executive Officer,
President & Secretary

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its general partner

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

STEFAN L. KALUZNY

/s/ Stefan L. Kaluzny

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of June 12, 2014, among 1981 Investments LLC, Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny.

99.2	Trading data.

99.3	Letter from Sycamore Partners to the Board of Directors of Express, Inc., dated June 12, 2014.